Mail Stop 4561
								March 28, 2006

By U.S. Mail and Facsimile to (205) 264-0875

Ms. Beth E. Mooney
Senior Executive Vice President & Chief Financial Officer
AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama  35203

Re:	AmSouth Bancorporation
	Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 10, 2006
	File No. 001-07476

Dear Ms. Mooney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We understand that the Division of Enforcement issued Wells Notices to the company and some of its officers during 2005, which was disclosed in Form 8-K, filed on August 24, 2005 and discussed in your 10-Q for the quarter ended September 30, 2005. Please tell us why these disclosures were not also included in your Form 10-K.


Management`s Discussion and Analysis
Investment Securities, page 44
2. We note that your mortgage-backed securities portfolio is comprised principally of "securities that are guaranteed by the federal-sponsored agencies." Please note that the debt securities issued by Government-Sponsored Enterprises (GSEs), such as Fannie Mae, Freddie Mac and the Federal Home Loan Banks, are not backed by the full faith and credit of the United States government. Please revise your future filings to separately disclose these securities.

Financial Statements

Note 15-Long-term Incentive Compensation Plans, page 102
3. We note that in 2005 you have revised your assumptions utilized for Black Scholes pricing of your options. Typically a decline in volatility assumptions would result in a longer expected life of options. However, in your option pricing assumptions, the expected life has declined with a decrease in your volatility assumption. Please revise your future filings to disclose the rationale for the changes in your assumptions.

Note 17-Other Noninterest Revenues and Other Noninterest Expenses, page 110
4. We note that in 2005 you recognized a material net gain on the disposition of your mutual fund management group. The assets appear to represent a disposal group as contemplated by paragraph 4 of SFAS
144. Please tell us how you have determined your presentation of the disposal of these assets as part of continuing operations to be appropriate. Please refer us to the accounting literature you have considered.

Note 19-Derivative Financial Agreements, page 114

5. For each SFAS 133 hedging relationship identified, for which you
use the short-cut method of assessing hedge ineffectiveness, please
provide us with the following information:
?     clearly explain the terms of the hedged items;
?     clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those
terms match the terms of the hedged items; and
?     for each type of hedged item, tell us how you met the
requirements of paragraph 68 of SFAS 133.

*	*	*

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please provide us with your intended disclosures to be included in your future filings.
Please
furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or me at (202) 551-3851 if you have questions regarding these comments on the financial statements and related matters.


      Sincerely,



      Paul Cline
      Senior Accountant


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Ms. Beth E. Mooney
AmSouth Bancorporation
March 28, 2006
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